  U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

NAME OF REGISTRANT: Consolidated Communications Holdings, Inc.

NAME OF PERSON RELYING ON EXEMPTION:  Charles Frischer

ADDRESS OF PERSON RELYING ON EXEMPTION:  3156 East Laurelhurst Drive, NE, Seattle, WA 98105

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.  Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Charles Frischer Urges All Consolidated Communications Stockholders Consider these Important

Questions Before Voting on the Proposed Sale to Affiliates of Searchlight Capital Partners, L.P.

SEATTLE—January 2, 2024—Charles Frischer today issued an open letter to the stockholders of Consolidated Communications Holdings, Inc. (“Consolidated Communications” or the “Company”).

The full text of the letter follows:

December •, 2023

Dear Fellow Stockholders

Before casting your vote with respect to the sale of Consolidated Communications Holdings, Inc. (“Consolidated” or the “Company”) to affiliates of Searchlight Capital Partners II, L.P. (“Searchlight”) and British Columbia Investment Management Company, you might want to ask yourself the following questions:

If an investment in the Company is so risky, why is Searchlight buying it?

You have probably seen the Company’s two (2) letters, dated December 18, 2023 (the “December 18 Letter”) and December 27, 2023, pleading with stockholders to vote in favor of the sale to “avoid risk” and claiming that the sale to Searchlight is the “only viable” path forward.  Yet Searchlight, who (i) currently owns approximately 33% of the outstanding shares of the Company’s common stock, (ii) has been a significant stockholder since 2020, and (iii) has two representatives on the Company’s board of directors (the “Board”), is willing to purchase all the shares of Company’s common stock that it doesn’t already own, suggesting that Searchlight believes the risk of an investment in the Company is well worth the reward.

Why should Searchlight be the sole beneficiary of all stockholders’ massive investment in fiber?

As the Company notes in the December 18 Letter, since 2021, the Company has invested approximately $1.8 billion as part of its conversion to fiber.  Given that all stockholders have shared equally in the cost of that investment, why should only Searchlight reap the ultimate benefits of that investment?

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How “robust” is any evaluation of alternatives to explore opportunities to maximize stockholder value that doesn’t include actually soliciting interest from other potential buyers?

As disclosed in the Company’s December 15, 2023 proxy statement, the special committee (the “Special Committee”) of the Board charged with evaluating any other strategic alternatives available to the Company other than the sale affirmatively declined to solicit any interest from other potential buyers.  Apparently, the Special Committee has never heard Wayne Gretzky’s famous reminder that “you miss 100% of the shots you don’t take.”

Even more puzzling is that there is no indication that Searchlight asked for, or was given, an “exclusive” period to finalize the terms of the transaction without competition from other potential bidders.  In other words, the Special Committee decided to eliminate any potential competition without receiving any benefit in return.

What did the Company and its stockholders receive in return for exempting any transaction with Searchlight from the “change of control” definitions in the Company’s debt instruments?

One of the reasons given for the Special Committee’s failure to create any competitive tension that might have resulted in an increased sale price was the fact that a transaction with anyone other than Searchlight would have resulted in the need to either refinance the Company’s debt or obtain consents from its debtholders.  Carving out any transaction with Searchlight from the definition of “change of control” in the Company’s debt instruments clearly had significant value for Searchlight.  What is entirely unclear, however, is what the Company and its stockholders received in return for giving Searchlight an obvious advantage over any other potential buyers for the Company.

I urge you to consider the above questions before casting your vote regarding the sale of the Company to Searchlight.  Absent any compelling answer to these fundamental questions, I plan on voting “AGAINST” the sale to Searchlight.

Regards,

Charles Frischer

cc: Abbott Cooper, Esq.

PLEASE NOTE:  I am NOT asking for your proxy card.  Please DO NOT send me your proxy card.

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